Exhibit (a)(5)(D)

Press Contact: Yolanda White 858-812-7302 Direct Investor Information: 877-934-4687 investor@kratosdefense.com

FOR IMMEDIATE RELEASE

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

ANNOUNCES SUCCESSFUL COMPLETION OF TENDER OFFER FOR HERLEY INDUSTRIES

COMMENCES SUBSEQUENT OFFERING PERIOD

SAN DIEGO, CA, March 25, 2011—Kratos Defense & Security Solutions, Inc. (NASDAQ: KTOS), a leading National Security Solutions provider, today announced that the initial offering period of its previously announced tender offer for the outstanding shares of Herley Industries, Inc. (NASDAQ: HRLY) has been completed successfully.

The depositary for the tender offer has advised Kratos that, as of the expiration of the initial offering period, midnight, Eastern Time, on Thursday, March 24, 2011 (the end of the day on Thursday), 13,225,532 shares representing approximately 93.7% of Herley’s outstanding common stock were tendered and not withdrawn prior to the expiration of the initial offering period, including 302,994 shares representing approximately 2.1% of Herley’s outstanding common stock which were tendered by notice of guaranteed delivery. The tendered shares represent approximately 84.7% of Herley’s outstanding common stock on a fully-diluted basis. All shares that were validly tendered and not withdrawn have been accepted for purchase and payment, and all holders of these shares will be paid promptly.

Kratos has commenced a subsequent offering period for 3 business days starting on March 25, 2011. The subsequent offering period will expire at midnight, Eastern Time, on March 29, 2011. During this subsequent offering period, Herley stockholders who did not previously tender their shares into the offer may do so and will promptly receive the same $19.00 per share cash consideration paid during the initial offering period. The guaranteed delivery procedures may not be used during the subsequent offering period and shares tendered during the subsequent offering period may not be withdrawn. In addition, shares tendered during the initial offering period may not be withdrawn.

After expiration of the subsequent offering period, Kratos expects to complete the acquisition of Herley through a short-form merger under Delaware law in which shares of Herley common stock not purchased in the tender offer will be converted into the right to receive $19.00 per share in cash, without interest.  Pursuant to the merger, Herley will become a wholly owned subsidiary of Kratos and shares of Herley’s common stock will cease to be traded on the NASDAQ Global Select Market.

About Kratos Defense & Security Solutions

Kratos Defense & Security Solutions, Inc. (NASDAQ: KTOS) is a specialized National Security business providing mission critical products, services and solutions for United States National Security priorities. Kratos’ core capabilities are sophisticated engineering, manufacturing and system integration offerings for National Security platforms and programs. Kratos’ areas of expertise include C5ISR, unmanned systems, cyber warfare, cyber security, information assurance, critical infrastructure security and weapons systems sustainment. Kratos has primarily an engineering and technical oriented work force of approximately 2,900, the majority of which hold an active National Security clearance. The vast majority of Kratos’ work is performed on a military base, in a secure facility or at a critical infrastructure location. Kratos’ primary end customers are United States Federal Government agencies, including the Department of Defense, classified agencies, intelligence agencies and Homeland Security related agencies.

Additional Information and Where to Find It

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Stockholders of Herley are urged to read the relevant tender offer documents and all amendments thereto because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. Kratos and its acquisition subsidiary have filed a tender offer statement on Schedule TO with the SEC and Herley has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer described in this press release. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and all amendments thereto and the related solicitation/recommendation statement and all amendments thereto contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by Herley’s stockholders before they make any decision with respect to the tender offer. Such materials will be made available to Herley’s stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s Web site: www.sec.gov and may also be obtained by directing a request to the Corporate Secretary of Kratos Defense & Security Solutions, Inc., at (858) 812-7300.